Mail Stop 3561

October 25, 2006

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

> **Re:** **Sequa Corporation**
> **File No. 1- 804**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Ms. Costello:

We have reviewed your September 29, 2006 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We have reviewed your sample disclosure provided in response to our prior comment number one. However, we do not believe that your proposed disclosures fully explain the differences in the results of operations reported by your domestic operations when compared to the results of operations reported by your foreign operations. It appears that the interest expense incurred by your domestic operations during each of the last two years has resulted in your domestic operations experiencing significant losses during periods when your foreign operations recognized income. However, we note that the results of operations reported by your domestic operations improved much more significantly than the results of operations reported by your foreign operations

between fiscal years 2004 and 2005, although the interest expense incurred by your domestic operations remained relatively unchanged. In this regard, please tell us and expand your MD&A disclosures in future filings to discuss any differences in the trends (e.g. growth in sale volume, pricing, cost savings, etc.) experienced by the domestic versus foreign operations of your Aerospace, Automotive, Metal Coating and Industrial segments.

Significant Accounting Policies and Estimates

Revenue Recognition

2. We have reviewed your response to our prior comment number five. However, we are still unclear as to i) the nature of the deliverables under your material-by-the-hour ("MTBH") and power-by-the-hour ("PBTH") arrangements, ii) how the fair value of the deliverables is determined, iii) how and when the total revenue to be recognized under your arrangements is determined, and iv) your method of applying EITF 00-21 to your MTBH and PBTH contracts. In this regard, please address each of the following matters with regard to your MTBH and PBTH arrangements:

   (a)   We note that under each of your six MBTH or PBTH contracts, you provide complete overhaul services for either engines, APUs, or LRUs, as well as, additional services to keep these parts in good working order, as required. However, it appears that you only recognize revenue in the case of a complete overhaul. Please clarify if and how you recognize revenue for any services that are not provided in connection with a complete overhaul. In addition, since such services appear to be deliverables, tell us whether you consider such deliverables to be separate units of accounting and the basis for your conclusion.

   (b)   Please identify for us each of the deliverables in your MBTH and PBTH arrangements and explain to us how you have determined that there is objective and reliable evidence of the fair value of the undelivered items – as required by paragraph 9(b) of EITF 00-21. With regard to the latter, the number of undelivered overhaul and non-overhaul services appears to be indeterminate. Consequently, it is unclear how there can be objective and reliable evidence of fair value for these elements in the aggregate.

   (c)   We note that an increase in engine flight hours will generally result in an increase in repair services required over the term and an increase in revenue over the contract. In this regard, please explain to us in detail how you have determined that the amount of contract revenue is fixed and determinable as required by paragraph 11 of EITF 00-21. If the amount of contract revenue is estimated, clearly explain to us how the use of an estimate of contract revenue is appropriate under paragraph 11 of EITF 00-21. Also explain how you can make a reasonable estimate of contract revenue in light of the long durations of the contracts.

(d)   Please explain to us why total arrangement consideration generally exceeds the aggregate fair value of all repairs estimated to be delivered, as it is not clear why a customer would pay an amount greater than the fair value of services to be received. For each contract, tell us both the amount of total arrangement consideration and the aggregate fair value of all repairs estimated to be delivered. In addition, provide us evidence of the prices charged to other customers for similar repair services for each of your contracts.

(e)   We note that "costs are recognized on an actual basis as repaired units are delivered." Please describe for us with much more specificity the types of costs that you are deferring up until the point that a unit is delivered. As part of your response, describe for us any costs that are not direct and incremental to a specific overhaul. For example, please discuss the costs of services that are provided as required to keep the fleet of engines, APUs, and LRUs in good working order.

Please be as detailed as necessary in your response, so that we may fully understand the accounting treatment applied to your MTBH and PBTH contractual arrangements.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 24. Segment Information and Geographic Data

3. We have reviewed your response to our prior comment number 14, as well as, your proposed sample disclosure. However, we do not believe your proposed disclosure fully addresses the requirements of paragraph 37 of SFAS No. 131. We note that by only disclosing the revenues of products or services which represent greater than 10% of Sequa's consolidated revenues, your proposed disclosure accounts for less than 50% of Sequa's consolidated revenues for each of the fiscal years presented. In addition, we note that while your proposed disclosure provides the revenues generated from sales of airbag inflators, it appears that the other products sold by your automotive segment resulted in the majority of the revenue growth of the automotive segment during the last two fiscal years. Furthermore, we note that your proposed disclosures do not provide the revenues generated from sales of either of the major product groups of your industrial segment, although your industrial segment has experienced significant revenue growth in each of the last two fiscal years. As your proposed disclosures

both i) do not account for a significant portion of your total consolidated revenues, and ii) do not reflect product or service lines which have experienced significant growth, we believe that you should disclose the revenues from external customers for each of your major products and services, or group of similar products and services.

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You may contact Jeffrey Sears at (202) 551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief